CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Tommaso Roberto Raponi P. Eng., residing in Oakville, Ontario, Canada do hereby certify that:

1)	I am a Senior Mineral Processing Specialist with Ausenco Engineering Canada Inc., with an office at 365 Bay Street, Suite 1200 Toronto, Ontario, M5H 2V1;

2)	I am a graduate of the University of Toronto with a BASc. in Geological Engineering, 1984. I have practiced my profession continuously since 1984. My relevant experience for the purpose of the Technical Report is in the development, design, commissioning and operation of mineral processing plants in Canada, United States, Mexico, Brazil, Venezuela, Surinam, Chile, Kyrgyzstan, Mongolia, Turkey, and Saudi Arabia;

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 90225970) and the Association of Professional Engineers and Geoscientists of BC (Reg. No. 23536). I have worked as an independent consultant since 2016;

4)	I have not personally visited the project area but relied on a site visit conducted by Raymond Walton between 16 November and 19 November 2015, a co-author of this technical report;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of this report and responsible for sections 15.5.3, 16, 17.1.1, 17.1.3, 17.1.4, 17.1.5, 17.1.7, 20.2.5, 20.3.3 and 24.4 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property.

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Toronto, Ontario, Canada.

“original signed”

Tommaso Roberto Raponi, P. Eng. Senior Mineral Processing Specialist Ausenco Engineering Canada Inc.